October 27, 2005
Securities and Exchange Commission
Attn: Rufus Decker, Accounting Branch Chief
Washington, DC 20549-7010

RE:	Form 10-K for the Year Ended December 31, 2005 Filed: October 10, 2006 File No. 1-11376
Dear Mr. Decker:
In response to the Commission’s letter dated October 17, 2006, The Allied Defense Group, Inc. (the “Company”) is providing the following responses to the Commission’s request for additional information regarding our Form 10-K filed October 10, 2006.
Enclosed are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the October 17, 2006 letter.
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may contact me (703) 847-5268 x 113 should there be any further questions.
Sincerely,

Robert P. Dowski
Chief Financial Officer & Treasurer

1.	SEC Comment — Report of Independent Registered Public Accounting Firm, page F-6
Given that your Form 10-K, which includes the restatements referenced in the auditor’s report, was filed on October 10, 2006 and the Form 8-K related to these errors was filed on August 21, 2006, it is not clear why your auditor’s report date is September 28, 2005. Please amend your Form 10-K for the fiscal year ended December 31, 2005 to provide a properly dated or dual dated audit report from Grant Thornton, LLP.
Allied
The auditor’s opinion provided in the Company’s Form 10-K for December 31, 2005 that was filed on October 10, 2006 and as disclosed in the Grant Thornton LLP consent, had a typing error in the date. The opinion of Grant Thornton, LLP should have read September 28, 2006 rather than September 28, 2005. The Company will file a Form 10-K/A for December 31, 2005 to correct this error. The Company will look to file this 10-K/A within the next ten days.
2.	SEC Comment — Note A — Summary of Significant Accounting Policies, F-12 Accounting Change, page F-14
Given that you changed your methodology in applying the percentage of completion method for the recognition of revenue, please tell us how you determined that it was not appropriate to retroactively restate prior periods presented. Paragraph 27 of APB 20 indicates that financial statements of all prior periods should be restated for changes in the method of accounting for long-term construction-type contracts. Please advise or revise your financial statements accordingly.
Allied
     The Company believes that the reference in paragraph 27 of APB 20 to a change in the method of accounting for long-term construction type contracts means a change from the percentage-of-completion method to the completed-contract method or vice versa. We do not believe that the reference encompasses a change in the manner for applying the percentage-of-completion method. When APB 20 was issued, the only authoritative guidance for accounting for long-term construction-type contracts was ARB No. 45, which described the two methods but contained little implementation guidance for either method. We believe that the APB concluded that a change from one method to the other was so fundamental to the financial statements that restatement was necessary. We also believe that the APB’s thinking with respect to long-term construction-type contracts was similar to their thinking about accounting in extractive industries in paragraph 27.c of APB 20. APB 20 requires restatement for a change to or from the “full cost” method, but not for changes in the application of the “full cost” or “successful efforts” methods.
     Additionally, the Company believes that the change in application of the percentage-of-completion method reflects a change in facts and circumstances. Over time, the nature of the contracts performed by the Company’s Belgian subsidiary, MECAR S.A., and the pattern of incurrence of costs has changed. MECAR has used the cost-to-cost method of measuring progress toward completion, which is an example of an input measure under SOP 81-1. Paragraph 51 of SOP 81-1 states that the acceptability of input measures should be periodically reviewed. Previously, MECAR used total direct costs as the input measure and basis for recognizing revenue. As part of reviewing the continued acceptability of that method in 2005, MECAR noted that the pattern in which costs are incurred had changed and was expected to continue to change on a going forward basis. The Company believed it would be more reliable and appropriate to measure progress toward completion using direct labor rather than total direct costs. Long lead purchases of materials in advance of the start of the productive process (ie — application of direct labor) were being curtailed to provide better management of working capital and to shorten the cycle between the recognition of revenue and the collection of cash.

     Furthermore, if these required periodic reviews of the measure of progress toward completion were accounting changes requiring retroactive restatement, it seems likely that AcSEC would have made a comment to that effect. There is no such comment in SOP 81-1. Indeed, the transition requirements in paragraphs 90 and 91 of SOP 81-1 require restatement only for changes between the percentage-of-completion method and the completed-contract method. Other changes required by SOP 81-1 were to be made prospectively. The Company accounted for this as a change in accounting principle effective January 1, 2005 and the cumulative effect was recognized in 2005. This treatment was realized in accordance with paragraph 18 of APB 20. Paragraph 18 states:
“The board believes that, although they conflict, both (a) the potential dilution of public confidence in financial statements resulting from restating financial statements of prior periods and (b) consistent application of accounting principles in comparative statements are important factors in reporting a change in accounting principles. The board concludes that most changes in accounting should be recognized by including the cumulative effect, based on a retroactive computation, of changing to a new accounting principle in net income of the period of the change (paragraphs 19 to 26) but that a few specific changes in accounting principles should be reported by restating the financial statements of prior periods (paragraph 27 to 30 and 34 to 25).”
     MECAR’s change from using total direct costs as the measure of progress toward completion to using direct labor as the measure does not apply to item (b) provided in paragraph 27. The change at MECAR in 2005 was related to the basis used to measure progress toward completion under percentage of completion accounting rather than an actual change in the method of accounting for these contracts. Since no fundamental change has occurred in the methodology the Company does not believe a restatement is required under the published guidelines. In conjunction with this change, the Company followed the guidelines as described in APB 20 paragraph 18 and reported the cumulative effect of this change in 2005. In addition, in conjunction with paragraph 22 of APB 20, the Company provided the pro forma effects of this change.
     The cumulative effect of this change represents the difference between the amount of retained earnings at the beginning of the period of change and the amount of retained earnings that would have been reported at the date if the new measure of progress toward completion had been applied retroactively for all prior periods. The Company, in the Form 10-K for December 31, 2005, reported the Pro Forma impact of this change on the prior periods presented. The impact to the years ended December 31, 2004 and 2003 were presented in Note C of the Form 10-K and the impact on the earnings (loss) per share was disclosed. The Company believes this disclosure is correct based on the requirements of APB 20.

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